DEUTSCHE BANK AKTIENGESELLSCHAFT
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-5546

Attention:	Paul Cline, Senior Accountant Division of Corporation Finance
September 8, 2006

Re:	Deutsche Bank Aktiengesellschaft Form 20-F for the Fiscal Year Ended December 31, 2005 Filed March 23, 2006 File No. 001-15242
Ladies and Gentlemen:
          We have received your letter, dated August 16, 2006, providing comments on our Form 20-F for the Fiscal Year Ended December 31, 2005 (our “2005 20-F”). In response thereto, please note the following.
Fair Value Estimates, page 46
1.	Please revise to disclose the types of financial and non-financial positions, other than marketable securities and derivatives, which you carry at fair value. For each type of position, please tell us the specific accounting guidance which supports your fair value accounting policy.
We have no non-financial positions (e.g. physical commodities) carried at fair value.
Trading loans are the only financial position that we carry at fair value in addition to marketable securities, derivatives and investments held by designated investment companies. Trading in loans is part of our sales and trading activities. The trading loans are managed in specific trading accounts which are measured and managed on a fair value basis. This activity is distinct from our lending and securitization activities.
The specific accounting guidance which supports our policy of carrying trading loans at fair value is as follows:
•	SFAS 115: Trading loans are deemed to be analogous to trading securities which are required by SFAS 115 to be reported at fair value with unrealized gains and losses included in earnings. Our intent with respect to trading loans is the same as for the securities classified as trading and derivatives.

•	SFAS 102: This statement recognizes that banks, brokers and dealers in securities, and other enterprises may engage in acquisitions and sales of loans that are acquired specifically for resale and are carried at market value in a trading account.
•	The FFIEC Call Report: This requires loans held for trading purposes to be excluded from the disclosure of loans and lease financing receivables that are held for investment and held for sale.
In future filings we will revise our “Fair Value Estimates” disclosure to include reference to traded loans as follows:
“Certain of our financial assets and liabilities are carried at fair value, including trading assets and liabilities, derivatives held for non-trading purposes, securities available for sale and investments held by designated investment companies, which are separate legal entities. Trading assets are trading securities, derivatives held for trading purposes and trading loans.”
2.	Please revise to disclose if the designated investment companies that hold investments that are carried at fair value are separate legal entities and are within the scope of the AICPA Audit Accounting Guide for Audits of Investment Companies.
As noted in our revised disclosure set out in our response to question 1 above, in future filings we will amend the referenced sentence as follows:
“. . . and investments held by designated investment companies, which are separate legal entities.”
These consolidated designated investment companies are within the scope of the AICPA Audit and Accounting Guide for Audits of Investment Companies, however we would not typically make reference to such compliance with specific authoritative literature in our 20-F.
3.	We note that where fair value is not based upon observable market prices or inputs you defer any trade date profit or loss. Please revise to disclose the gross amount of trade date profit and loss deferred as of each balance sheet date presented and describe your policy for recognizing the deferred amount into income.
You have asked us to disclose the gross amount of trade date profit and loss which is deferred. We believe that this amount does not provide additional useful information to the users of our accounts and the amount of the deferred balance that was recognized in 2004 and 2005 was not material in the context of our trading revenues or net profit and loss either on a group or segmental basis. Furthermore, there is currently no specific U.S. GAAP requirement to disclose this amount.
Nevertheless, in future filings, we will revise our disclosure, which is consistent with our disclosure on page F-12, to include the deferred balance as follows:
“When the fair value of a derivative is not based upon observable data we defer any trade date profit or loss. The deferred profit or loss is recognized through the profit and loss account when the transaction becomes observable and/or we enter into a derivative transaction that substantially eliminates the derivative’s risk.
In addition, we consider that it is appropriate to recognize the deferred amount using a rational and systematic method. We recognize the deferred amount over the period between trade date and the period when the market is expected to become observable, or, over the life of the trade (whichever is the earlier). We believe it is appropriate to use such a methodology as it reflects the changing economic and risk profiles of the instruments as the market develops or as the instruments themselves progress to maturity.
Our December 31, 2005 balance of deferred trade date profit was € 464 million (2004 € 303 million).”
Other Noninterest Revenues, Page 57
4.	We note you recorded provisions for the beneficial interest of the investors in AWM’s guaranteed value mutual funds business in 2004. Please revise to disclose the nature of and the facts and circumstances related to the provisions recorded.
The full amount of the net revenues generated by the assets in our guaranteed value mutual funds represent the beneficial interests of fund investors and consist of net interest revenues, trading revenues and expenses for fund administration, as discussed in our 2004 20-F, page F-19. In our 2005 20-F, the term “provisions” was used to describe the charge related to our obligation to pass these net revenues to the investors in our guaranteed value funds. In future filings, we will disclose more clearly the nature of the amounts recorded.
Comparison between 2004 and 2003, page 72
5.	Please revise to significantly expand your management’s discussion and analysis related to 2003 or the equivalent year in future filings.
Our management’s discussion and analysis comparing the results of 2004 and 2003 reflects our consideration of the following guidance in the SEC Interpretive Release: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations (Release Nos. 33-8350; 34-48960; FR-72): “In preparing MD&A, companies should evaluate issues presented in previous periods and consider reducing or omitting discussion of those that may no longer be material or helpful, or revise discussions where a revision would make the continuing relevance of an issue more apparent.”
In future filings, we will consider both your comment that management’s discussion and analysis of 2004 versus 2003 was too condensed and the SEC Interpretive Release in ensuring that management’s discussion and analysis comparing results of prior periods covers all information that is material and relevant to understanding the results.
Off-balance Sheet Arrangements with Unconsolidated Entities, page 78

6.	Please revise to disclose your accounting policy for your guarantee of the value of mutual funds. Please tell us the accounting guidance which supports your policy and how you considered the embedded derivative accounting guidance of SFAS 133.
We offer clients certain investment fund products with a market value guarantee feature. The guarantees associated with these funds meet the definition of a derivative under SFAS 133, Accounting for Derivative Instruments and Hedging Activities, and accordingly are accounted for at fair value. We consider these written guarantee contracts as standalone derivatives as, from our perspective as guarantee provider, they are not embedded in a host contract.
In the future, we will amend our disclosure on derivatives in Note 1 to the Financial Statements as follows:
“The Group also makes commitments to originate mortgage loans that will be held for sale and provides market value guarantees on specific mutual fund products offered by the Group”.
Legal Proceedings, page 104
7.	For each material item noted in this section, please revise to disclose the amount accrued, if any, and for each loss contingency that is at least reasonably possible, please revise to disclose an estimate of the possible range of loss or state that such an estimate cannot he made. Refer to paragraphs 9 and 10 of SFAS 5. Additional information is available in Section II.I of the Current Accounting and Disclosure Issues in the Division of Corporation Finance Outline dated December 1, 2005 available on the SEC’s web-site.
The matters described on pages 104 to 107 of our 2005 20-F were disclosed in response to Item 8.A.7 of Form 20-F. This item requires registrants to describe legal proceedings which “may have, or have had in the recent past, significant effects on [its] financial position or profitability”. This scope differs from that of SFAS 5 and therefore, some of these matters on pages 104 to 107 are not presented in Note 34 (Litigation) on pages F-81 to F-83.
Specifically, the matters described as the IPO Allocation Litigation, WorldCom Litigation, In the Matter of KPMG LLP Certain Auditor Independence Issues, Kirch Litigation and Parmalat Litigation are disclosed only under Item 8 because they are within the scope of Item 8.A.7 or because they are otherwise considered to be of interest to investors, for example because of press attention. In respect of each such matter, the amount of the provision in 2005 to cover probable losses, and the estimated amount of future reasonably possible losses, were not material in the context of our financial position or results of operations, and accordingly they were not disclosed in Note 34.
The remaining matters — Tax-Related Products (civil matters and criminal investigation), Philipp Holzmann AG and Enron Litigation — were discussed in Note 34, because, following the requirements of paragraph 10 of SFAS 5, we believed the amount of reasonably possible future losses in respect of individual contingencies within these matters may be, or may become, material. Accruals have been made for individual contingencies within these matters where losses are deemed probable and estimable.
Further detail of these matters follows:
Tax-Related Products. This encompasses over 75 civil legal proceedings brought by customers in various tax-oriented transactions and a criminal investigation of tax-oriented transactions being conducted by the Department of Justice.
With respect to the civil proceedings, the claims relate to a variety of different types of transactions, in which the roles we are alleged to have played and the basis for our alleged liability vary. Such proceedings are pending in a number of jurisdictions. To the extent required by SFAS 5, accruals have been made in respect of individual claims where future losses are deemed probable and reasonably estimable. These amounts are not material.
With respect to the criminal investigation, we refer you to the description of Noninterest expenses on page F-67 of our 2005 20-F. We state that “2005 included net additions of approximately € 500 million to provisions for legal exposures relating to legacy events”. Accruals in respect of the Tax-Related Products criminal investigation constituted the largest portion of this amount (the remainder was composed of accruals, none of which was material, in respect of a number of matters).
For many of the loss contingencies, both for the criminal investigation and civil cases, we are unable to estimate the range of our reasonably possible future loss. We believe that this inability to estimate is evident in the “General” disclosures in Note 34 and from our specific description of the matters. Therefore, we believe we have been responsive to the requirements of paragraph 10 of SFAS 5, which requires either that an estimate of the possible loss or range of loss be made or a statement that such an estimate cannot be made. In future filings we will discuss further the uncertainties around the range of possible future losses.
Philipp Holzmann AG. Our description of this matter identifies several purported claims. The lawsuit filed by the administrator for imbau in August 2004 alleges claims against us of € 77 million. The bondholder lawsuit filed in December 2005 alleges claims against us of € 53 million. The lawsuit filed by Gebema N.V. in 2000 alleges claims against us of € 187 million. With respect to the other purported claims against us, lawsuits have not been filed and thus the amounts of claims that may be made therein are not known. We do not believe that the claimed amounts accurately represent the reasonably possible range of loss for a particular matter. Given this belief, and the various unquantified claims in this matter, we are unable to estimate the range of our potential reasonably possible future loss for this matter. In our view, this is articulated in the “General” disclosures in Note 34 and the description of the various elements and uncertainties related to the matter and is responsive to paragraph 10 of SFAS 5. In future filings we will discuss further the uncertainties around the range of possible future losses.

Enron Litigation. At the time of filing of our 2005 20-F, the amount of any reasonably possible future loss in respect of such matter was not estimable. In the “General” disclosures in Note 34 and our descriptions of this particular matter this inability to estimate is evident from the elements and related uncertainties explained. Therefore, we believe our disclosure is responsive to the requirements of paragraph 10 of SFAS 5. Furthermore, developments in the Enron Litigation since the filing of our 2005 20-F have substantially reduced the scope of the matter. As described in our Interim Report for the Second Quarter 2006, which was submitted to the SEC in a Report on Form 6-K dated August 2, 2006, the Court dismissed all of the claims in the Newby action against us. Subsequent rulings from the Court further articulating the legal standard applicable to the case have further supported our views as to our position at the time of filing of our 2005 20-F.
As described in the “General” disclosures in Note 34, due to the nature of our business, we are involved in litigation, arbitration and regulatory proceedings in the ordinary course of business. As already noted above, in the description of Noninterest expenses on page F-67 of our 2005 20-F, we state that “2005 included net additions of approximately € 500 million to provisions for legal exposures relating to legacy events”. In our view this disclosure is responsive to paragraph 9 of SFAS 5.
We note the Staff’s request that the disclosure be revised to disclose the amount accrued, if any, for each material item. We do not believe that Item 8.A.7 requires the disclosure of individual accruals in respect of any of those items for which SFAS 5 requires no disclosures. With respect to the items for which disclosures responsive to the requirements of SFAS 5 appear in Note 34, we note the following.
Paragraph 9 of SFAS 5 requires disclosure of the nature of an accrual made pursuant to paragraph 8 of SFAS 5, and in some circumstances the amount accrued, where necessary for the financial statements not to be misleading. While Section II.I of the Current Accounting and Disclosure Issues outline states that:
“[d]isclosures [for contingencies] should discuss the nature of the claim, the amount accrued, if any, and the possible range of loss for claims where any amount within the range of reasonably possible loss is material”, that discussion goes on to state, for tax and litigation contingencies,
“registrants need to balance concerns regarding confidentiality with the need for the registrant’s investors, analysts, and regulators to gain a clear understanding of the registrant’s liquidity, as well as results of operations and financial position, through footnote disclosure and discussions in MD&A.”
We believe that this guidance, read consistently with paragraph 9 of SFAS 5, permits issuers to determine, in such a balancing process, whether or not quantified disclosure of individual accruals for litigation matters is necessary.
In determining whether disclosure of the individual accruals is necessary or appropriate in each of the matters disclosed in Note 34, we considered whether disclosure of any of these individual accruals would be necessary to prevent the financial statements from being misleading. Because none of these accruals is individually material, we determined that such disclosure was not necessary. We did determine that disclosure of the aggregate level of net additions to accruals was appropriate and therefore included, as noted above, in the description of Noninterest expenses on page F-67 of our 2005 20-F, the statement that “2005 included net additions of approximately € 500 million to provisions for legal exposures relating to legacy events.”
In addition, we considered the potential disadvantages of the disclosure of individual accruals. The disclosure of an individual accrual could be extremely relevant information for an adversary in litigation, even where the level of the accrual would not be material or even particularly relevant to investors. Disclosure of accrual levels and of details regarding ranges of possible losses that we view as reasonably possible could seriously compromise our litigation position. Adversaries and potential adversaries would be likely to consider the accruals and ranges to be equivalent to admissions of liability. This could affect the outcome of litigation and the amount of any potential loss.
Additionally, these disclosures could be inconsistent with the attorney-client privilege, exposing internal litigation preparation and strategies, as well as internal views regarding the relative advantages of litigating or settling matters and other litigation-related internal documents and matters, to scrutiny by litigation adversaries. Any of these results could lead to losses where they might not otherwise have occurred absent such disclosures, or to increases in the level of losses ultimately borne.
While there is no question that our disclosures must provide a clear understanding of our liquidity and our results of operations and financial position, it would not in the interest of investors or others besides litigation adversaries to make disclosures of individually immaterial figures in circumstances in which the very act of such disclosure could lead to increased loss.
Consolidated Statement of Cash Flows, page F-8
8.	Please tell us where the proceeds from new securitizations for all periods presented disclosed in Note 9 on page F-28 were presented in the statement of cash flows.
In accordance with SFAS 102, paragraph 9, the proceeds from new securitizations for each of the years in the three-year period ended December 31, 2005 were included in the cash flows resulting from operating activities in the statement of cash flows. The residential and commercial mortgage loans to which the new securitizations related were originated or purchased with the intention to resell. Loans originated or purchased for resale are reported as loans held for sale which are separately disclosed as a component of other assets in Note 14. Cash payments and receipts resulting from the acquisition and sale or securitization of loans held for sale are part of the net change in other assets which is included in the cash flows from operating activities in the statement of cash flows.
In future filings, we will amend our Significant Accounting Policies Note relating to Asset Securitizations to include the following:
“Cash flows related to securitizations are included in operating activities in the statement of cash flows.”
Note 1 Significant Accounting Policies
Valuation of Assets and Liabilities, page F-10

9.	Please revise to disclose the accounting guidance on which you rely to revalue your equity method investments each period end recognizing the change in the carrying amount as revenue.
As discussed on page F-13 of our 2005 20-F, our policy is to recognize the pro-rata share of the investee’s net income or loss for equity method investments, which results in a revaluation of the investment. In future filings, we will revise the wording related to the revaluation of our equity method investments as follows:
“The carrying value of certain assets and liabilities are required to be adjusted at the end of each reporting period and the offset to the change in the carrying amount is recognized as revenue. These include assets and liabilities held for trading purposes and certain derivatives held for nontrading purposes carried at fair value, loans held for sale accounted for at lower of cost or market, and investments accounted for under the equity method, which are adjusted for the pro-rata share of the investee’s net income or loss.”
Multiple-deliverable Arrangements, page F-10
10.	Please revise to disclose the types of multiple-deliverable arrangements in which you participate.
In future filings, the disclosure will be amended as follows:
“In circumstances where the Group contracts to provide multiple products, services or rights to a counterparty an evaluation is made as to whether separate revenue recognition events have occurred. This evaluation considers the standalone value of items already delivered, the verifiability of the fair value of items not yet delivered and, if there is a right of return on delivered items, the probability of remaining undelivered items.
Structured transactions executed by the Group are subject to this evaluation on a transaction by transaction basis. If the criteria described are met for a specific structured transaction then it is a multiple-deliverable arrangement.”
Derivatives, page F-12
11.	We note that for any hedging derivative that is terminated, the difference between the derivative’s carrying amount and the cash paid or received is recognized as other revenues. Please provide the following information:

a)	tell us the accounting guidance on which you rely to recognize the gain or loss upon termination of a cash flow hedge as revenue;

b)	tell us how you considered whether you are required to recognize the difference between the derivative’s carry amount and the cash paid or received for cash flow hedges in other comprehensive income, and

c)	quantify for the periods presented, the amount of gain or loss recognized as other revenue related to the termination of cash flow hedges.

For all periods presented, there were no amounts recognized as other revenues related to the terminations of cash flow hedges.
We measure our hedging derivatives at fair value and the referenced statement in our Significant Accounting Policies note presumes a situation in which the cash amount paid or received upon termination of a hedging derivative does not equal its carrying amount (fair value) on the balance sheet, which is expected to be a rare occurrence.
We consider the appropriate accounting for any difference between the hedging derivative’s carrying amount and the cash paid or received first by the application of effectiveness testing, which determines the appropriate amount to be recognized in other comprehensive income (OCI), and then by application of our policy for discontinued hedges, which is discussed earlier on page F-12. To avoid possible confusion regarding terminated hedges, we propose to amend future filings by deleting the following sentence:
“For any hedging derivative that is terminated, the difference between the derivative’s carrying amount and the cash paid or received is recognized as other revenue.”
Loans Held for Sale, page F-15
12.	Please revise to explain how you determine which loans you initially account for as held for sale in accordance with SOP 01-6. Additional information is available in Section II.P.4 of the Current Accounting and Disclosure Issues in the Division of Corporation Finance Outline dated December 1, 2005 available on the SEC’s web-site.
We will revise our disclosure in future filings as follows:
“Loans for which the Group has the intent to sell, either at origination or acquisition, or subsequent to origination or acquisition, are classified as loans held for sale. Loans classified as held for sale are generally managed by businesses that have the specific mandate to sell or securitize loans. These businesses are distinct from the Group’s lending activities and their mandate indicates a marketing strategy or a plan of sale.
Loans held for sale are accounted for at the lower of cost or market on an individual basis and are reported within other assets. Origination fees and direct costs are deferred until the related loans are sold and are included in the determination of the gains or losses upon sale, which are reported in other revenues. Valuation adjustments related to loans held for sale are reported in other assets and other revenues, and are not included in the allowance for credit losses nor the provision for loan losses.”
Note 13 Assets Held for Sale, page F-35
13.	Please tell us the accounting guidance on which you rely to report the assets held for sale identified in Note 13 as well as the divested businesses identified on page F-59 in continuing operations. Specifically tell us how you considered paragraphs 41-43 of SFAS 144.

The assets held for sale reported in Note 13 of the 2005 20-F were classified as held for sale on meeting all the recognition criteria of SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, paragraph 30. On classification to this category, the assets were recorded at the lower of their carrying amount or fair value less costs to sell in accordance with paragraph 34 of the same standard, and any excess of the carrying amount over the fair value less costs to sell at the point of classification was recorded in earnings as a loss.
Once assets or operations are classified as held for sale, or disposed of, we consider whether they should be reported as discontinued operations against the criteria outlined in paragraphs 41 and 42, unless they are considered immaterial. If the assets or operations meet the definition of a component, we then evaluate whether the operations and cash flows of the assets could be distinguished from the rest of our operations and cash flows, and also whether we have any significant continuing involvement with the assets or operations. We consider the guidance in EITF 03-13, Applying the Conditions in Paragraph 42 of FASB Statement No. 144 in Determining Whether to Report Discontinued Operation, when evaluating these criteria.
In the case of the divested businesses described on page F-59 of the 2005 20-F and the subsidiary held for sale as of December 31, 2005, none of these met all the criteria for discontinued operations.
The main reasons for not meeting the criteria for discontinued operations can be grouped as follows:
•	One of the divestures did not meet the definition of a component in that the disposal was not comprised of operations and cash flows that could be clearly distinguished, operationally and for financial reporting purposes, from the rest of our operations and cash flows.

•	One of the divestures was an equity method investment which is outside the scope of FAS 144.

•	In one case, we retained a significant equity stake, for which we applied the equity method of accounting after the sale. This was viewed as significant continuing involvement.

•	In certain cases, we retained the existing service contracts with the disposed investments. Due to the significant direct cash flows, presentation as discontinued operations was not deemed appropriate.

•	For all other divestitures mentioned in our 20-F but not included in any of the criteria above, after a preliminary evaluation, further analysis was not considered necessary as the disposals were not deemed material and therefore they were not separately presented in the income statement as discontinued operations. In order to make this assessment, financial measures of the disposed investments, such as revenue, net income before income tax expense and net income were compared to our totals of such measures and found to be immaterial, both individually and in the aggregate. Furthermore, the gains and losses on the sales were also included in the assessment of materiality. We supplementally note that the total of the net income before income tax expense of these disposed investments and the gains and losses on the sales is only approximately one-half of one percent of our 2005 net income before income tax expense.
Conclusion
          Deutsche Bank Aktiengesellschaft acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filing, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Please note that, as reflected in our Report on Form 6-K dated April 3, 2006, Dr. Clemens Börsig, our Chief Financial Officer at the time of filing of our 2005 20-F, has moved to our Supervisory Board and become its Chairman, and Anthony DiIorio, who was previously our Group Controller, has become our Chief Financial Officer as well as a member of our Management Board. We would ask that future correspondence regarding the comment letter and other matters be addressed to Mr. DiIorio rather than Dr. Börsig. Mr. DiIorio can be reached as follows:
          Anthony DiIorio
          Chief Financial Officer
          Deutsche Bank Aktiengesellschaft
          Taunusanlage 12, Floor A31
          D-60325 Frankfurt am Main
          Federal Republic of Germany
          ph: +49-69-910-46565
          fax: +49-69-910-38075
          e-mail: anthony.diiorio@db.com
          Should you have any questions or comments, please feel free to contact the undersigned, Hans-Dirk Krekeler (ph: +49-69-910-33903; fax: +49-69-910-39129; e-mail: hans-dirk.krekeler@db.com) or Anthony DiIorio (ph: +49-69-910-46565; fax: +49-69-910-38075; e-mail: anthony.diiorio@db.com).
Deutsche Bank Aktiengesellschaft

/s/ Krekeler	/s/ Anthony DiIorio
Hans-Dirk Krekeler	Anthony DiIorio
General Counsel to the	Chief Financial Officer and
Management Board	Member of the Management Board